Exhibit 99.8

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2020 and December 31, 2019 of Excellon Resources Inc. of our report dated March 16, 2021, relating to the consolidated financial statements which appears in in the Exhibit 99.2 incorporated by reference in this Annual Report.

We also consent to reference to us under the heading “Interests of Experts,” which appears in the Annual Information Form included in the Exhibit 99.1 incorporated by reference in this Annual Report on Form 40-F.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Ontario

Canada

March 31, 2021